Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 21, 2015

Relating to Preliminary Prospectus Supplement dated January 20, 2015

Registration No. 333-198598

3,750,000 Shares

Common Stock

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus supplement dated January 20, 2015 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the offering of common stock (the “Preliminary Prospectus Supplement”).

The following information supplements and updates the information contained in the Preliminary Prospectus Supplement.

Common stock offered	3,750,000 shares

Common stock to be outstanding after this offering	104,307,932 shares, based on 100,557,932 shares of common stock outstanding on December 31, 2014, subject to certain exclusions as described in the Preliminary Prospectus Supplement.

Option to purchase additional shares	562,500 shares

Public offering price	$27.00 per share

Net proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $95.8 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $110.0 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Purchases by existing principal shareholders and certain affiliates	Randal J. Kirk, our Chairman, President and Chief Executive Officer, on behalf of himself and certain of his affiliates, has agreed to purchase an aggregate of $15.0 million in shares of our common stock, or 555,556 shares of the 3,750,000 shares of common stock in this offering, at the public offering price. Any shares sold to Mr. Kirk and his affiliates will be subject to the lock-up agreements described under “Underwriting.” The underwriters will not receive any underwriting discount or commissions on the shares of our common Stock purchased by Mr. Kirk and his affiliates in this offering.

The issuer has filed a registration statement (including a prospectus dated September 5, 2014 and a preliminary prospectus supplement dated January 20, 2015) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before investing in the offering, you should read the Preliminary Prospectus Supplement, the accompanying prospectus for the offering and the other documents Intrexon Corporation has filed with the SEC, which are incorporated by reference therein and provide more complete information about Intrexon Corporation and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Intrexon

Corporation, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by contacting J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone: +1 (866) 803-9204; or BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, email dg.prospectus_requests@baml.com.